FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Sir Andrew Witty, a Director, and his Connected Persons, in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

     (a)  The transfer on 1 May 2014 by way of gift of 500 Ordinary Shares in the Company from Sir Andrew to each of his two children;
     (b)  The sale on 1 May 2014 of 731 Ordinary Shares and the repurchase of 724 Ordinary Shares and transfer into an ISA at a price of 1629.0550p and 1629.4650p per share respectively; and
     (c)  The exercise of options over 100,000 Ordinary Shares on 1 May 2014, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and the sale of 100,000 Ordinary shares at a price of
            £16.385 per share on 1 May 2014.

The Company was advised of transaction (a) on 1 May and advised of transactions (b) and (c) on 2 May 2014.

This notification relates to transactions notified in accordance with paragraph 3.1.4R(1)(a) and(c) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary

2 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 02, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc